Exhibit 99.4

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Northgate Minerals Corporation

On February 13, 2009, we reported on the consolidated balance sheets of Northgate Minerals Corporation (the Company) as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive income, cash flows and shareholders’ equity for the years then ended which are included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled Reconciliation to United States Generally Accepted Accounting Principles included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Vancouver, Canada
February 13, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

To the Board of Directors of Northgate Minerals Corporation

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to a change in accounting policies such as that described in note 3 in the consolidated financial statements. Our report dated February 13, 2009 is expressed in accordance with Canadian reporting standards which do not require such a reference.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the effectiveness of the Company’s internal control over financial reporting. Our report to the shareholders dated February 13, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the effectiveness of the Company’s internal control over financial reporting in the financial statement auditors’ report.

Chartered Accountants

Vancouver, Canada
February 13, 2009

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2008 and 2007

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

Northgate Minerals Corporation (the “Corporation”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”). The Corporation has prepared a reconciliation of the significant measurement and disclosure differences between Canadian GAAP and U.S. GAAP in accordance with Item 18 of Form 20-F.

While accounting practices under Canadian and US GAAP, as they affect the Corporation, are substantially the same with respect to measurement differences, the effect of differences between Canadian GAAP and US GAAP on the significant captions on the Corporation’s balance sheets, statements of operations and statements of cash flows is summarized as follows:

Consolidated balance sheet effect	2008	2007
Shareholders’ equity under Canadian GAAP	$415,438	$486,776
Adjustments to US GAAP for
Acquisition of non-controlling interest (note A)	110	168
Shareholders’ equity under US GAAP	415,548	486,944
Assets under Canadian GAAP	$591,629	$634,589
Adjustments to US GAAP for
Acquisition of non-controlling interest (note A)	110	168
Assets under US GAAP	$591,739	$634,757
Liabilities under Canadian and US GAAP	$176,191	$147,813

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2008 and 2007

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

Consolidated statements of operations effect	2008	2007
Net earnings for the year under Canadian GAAP	$10,720	$39,425
Adjustments to US GAAP for
Deferred mineral property costs (note A)	—	12,633
Financing Fee (note C)	—	(480)
Derivative instruments & hedging activities (note D)	—	32,365
Non-controlling interest (note A)	(58)	(473)
Income tax effect of above adjustments	—	(15,354)
Net earnings for the year under US GAAP	$10,662	$68,116
Other comprehensive income:
Unrealized gain (loss) on marketable securities	—	(315)
Reclassification of net realized gains on available for sale securities to net income	(30,652)	(3,296)
Reclassification of other than temporary loss on available for sale securities to net income	20,310	—
Unrealized loss on translation of self-sustaining operations	(75,879)	—
Comprehensive income under US GAAP	$(75,559)	$64,505
Basic and diluted earnings per share under US GAAP
Basic	$0.04	$0.27
Diluted	$0.04	$0.27
Weighted average shares outstanding
Basic	255,269,183	254,166,789
Diluted	255,453,093	255,257,756

Consolidated statements of cash flows effect	2008	2007
Cash provided by operations under Canadian GAAP	$64,988	$125,285
Adjustments to US GAAP for deferred mineral property costs (note A)	—	(1,883)
Cash provided by operations under US GAAP	$64,988	$123,402
Cash used in investments under Canadian GAAP	$(259,730)	$(164,854)
Adjustments to US GAAP for deferred mineral property costs (note A)	—	1,883
Cash used in investments under US GAAP	$(259,730)	$(162,971)
Cash provided by financing under Canadian and US GAAP	$(7,184)	$43,415

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2008 and 2007

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

A. Mineral Properties

The United States Securities and Exchange Commission (“S.E.C.”) staff have indicated that their interpretation of Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”, requires mineral property costs be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. In 2008, all such costs were expensed as incurred and consequently there are no US GAAP adjustments. In 2007, the Corporation capitalized $1,883,000 in costs associated with the Kemess North property which did not meet these criteria. Accordingly, for US GAAP purposes, these costs would be recognized as exploration expenses as incurred. During the year ended December 31, 2007, the Corporation wrote down the carrying value of the Kemess North property which included $12,633,000 of costs capitalized prior to 2007 under Canadian GAAP and costs capitalized in 2007 of $1,883,000. As these costs have previously been expensed as incurred under US GAAP, the write-down under US GAAP would be decreased by $12,633,000.

Prior to 2003, the Corporation owned 95% of the Kemess Mine and recognized minority interest for the 5% interest it did not own. For US GAAP purposes, differences between Canadian GAAP and US GAAP were allocated between the Corporation and minority interest based on their respective interests. During 2003, the Corporation purchased the 5% interest it did not already own from the minority shareholders and allocated the excess purchase price to mineral properties. As a result of differences between Canadian and US GAAP previously allocated to minority interest, a difference between Canadian GAAP and US GAAP arose on acquisition of the minority interest related to the amount allocated to mineral properties. This difference is being amortized over the life of the Kemess South mine using the units of production method. As at December 31, 2008, under US GAAP the unamortized balance totalled $110,000 (2007 - $168,000) and the Corporation would have recognized additional amortization of $58,000 for the year ended December 31, 2008 (2007 - $67,000). In prior years, the portion of the minority interest relating to Kemess North of $406,000 was not being amortized. In 2007, Kemess North was fully written down for Canadian GAAP purposes. Accordingly, the write-down would be increased by this amount for US GAAP purposes.

B. Share Purchase Warrants

Under Canadian GAAP, share purchase warrants are accounted for as equity. In 2006, pursuant to an interpretation by the S.E.C. of Financial Accounting Standards Board (“FASB”) Statement 133 “Accounting for Derivative Instruments and Hedging Activities”, the Corporation accounts for share purchase warrants denominated in a currency that is not the functional currency of the Corporation as a liability, with the change in fair value recorded through the statement of operations. A loss (gain) would be recorded when the fair value of the share purchase warrants increases (decreases). All share purchase warrants were exercised or expired in 2006 and no warrants have since been issued.

Share capital and contributed surplus would increase for US GAAP purposes by $27,373,000 and $260,000, respectively, to account for the fair value of all warrants which were exercised or expired in 2006. A corresponding decrease in retained earnings of $27,633,000 would also be recognized.

C. Financing Fee

In 2000, the Corporation issued 1,500,000 warrants to Brookfield Asset Management, a former significant shareholder of the Corporation, relating to advisory services and financing provided in connection with the acquisition of the Kemess Convertible Royalty. Under US GAAP, the granting of these warrants would be considered a financing fee and the fair value of $480,000 would have been capitalized as a cost associated with the acquisition. In 2007, all costs related to this property were fully written down for Canadian GAAP purposes. Accordingly, for US GAAP purposes, the write-down charge would be increased by $480,000.

D. Derivative Financial Instruments

Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instrument and Hedging Activities” and the corresponding amendments under US GAAP require that all derivative financial instruments, which do not qualify as a hedge under SFAS 133, be recognized in the consolidated financial statements and measured at fair value regardless of the purpose or intent for holding them, with changes in the fair value of derivative financial instruments recognized in earnings. With the adoption of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3865, Hedges, Section 1530, Comprehensive Income and Section 3251, Equity, on January 1, 2007, the accounting for derivative financial instruments and hedging activities are substantially harmonized with US GAAP. At December 31, 2008, there are no adjustments required for US GAAP purposes.

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2008 and 2007

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

Prior to January 1, 2007, the Corporation applied hedge accounting to its gold forward contracts for Canadian GAAP purposes but for US GAAP purposes elected not to apply hedge accounting. Upon adoption of the aforementioned CICA Handbook sections, the Corporation elected to discontinue hedge accounting for its gold forward sales contracts. Consistent with US GAAP, under Canadian GAAP these contracts have been recognized in the balance sheet at January 1, 2007 at fair value with changes in fair value charged to earnings subsequent to January 1, 2007. However, for Canadian GAAP purposes, the effect of the adoption of these new standards on the discontinuance of hedge accounting resulted in a charge to accumulated other comprehensive income on the balance sheet at January 1, 2007 of $19,005,000, net of tax of $9,843,000. This amount was reclassified to net earnings during the year ended December 31, 2007 as all related forward contracts were settled. For US GAAP purposes, the $19,005,000 would have been previously charged to earnings. Accordingly, revenues for the year ended December 31, 2007 for US GAAP purposes would be increased by $28,848,000 and income tax recovery would be decreased by $9,843,000.

As a result of the write-down of the Kemess North property, the $3,517,000 decrease in mineral property costs which arose on hedge accounting differences prior to January 1, 2004 is no longer a reconciling item. The write-down recognized for US GAAP purposes would be decreased in 2007 by $3,517,000.

The aggregate effect of the above adjustments to net earnings before income taxes for US GAAP purposes for the year ended December 31, 2007 was $32,365,000.

E. Income Taxes

Year ended December 31, 2008	Canada	Australia	Total
Earnings before income taxes	$33,995	$6,475	$40,470

Current income tax expense	(5,261)	—	(5,261)
Future income tax recovery (expense)	(26,110)	1,621	(24,489)
Total income tax recovery (expense)	$(31,371)	$1,621	$(29,750)

For the year ended December 31, 2007, for US GAAP purposes the Corporation adopted the requirements of FIN 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 requires the measurement of tax uncertainties at a “more likely than not” standard and disclosure of the Corporation’s policy for classification of interest and penalties and a description of tax years that remain subject to examination. The Corporation classifies interest on underpayment of income taxes as interest expense and tax penalties are recognized in the statement of operations as other expense. The Corporation’s accounting treatment for interest and penalties is the same under Canadian and US GAAP.

In Canada, tax years subsequent to 2005 remain open for examination by the Canada Revenue Agency ("CRA"). However, if the Corporation utilizes prior years’ tax loss carry forwards in the future, those losses can be challenged in the year they are used even though the tax year is statute barred. The CRA may also review filings prior to 2005 if they can demonstrate that there has been willful negligence.

In Australia, tax years subsequent to 2002 remain open for examination by the Australian Tax Office (“ATO”). However, if the Corporation utilizes prior years’ tax loss carry forwards in the future, those losses can be challenged in the year they are used even though the tax year is statute barred. The ATO may also review filings prior to 2002 if they can demonstrate that there has been willful negligence.

When Perseverance was acquired by the Corporation, it had $26,000,000 in net operating tax losses carried forward relating to the fiscal years prior to June 30, 2007. There exists uncertainty based on the interpretation of various tax laws as to whether these tax losses can be carried forward and applied to reduce future taxable income of the Australian operations. Management believes that there is sufficient uncertainty such that any potential tax asset arising from these losses have not been recognized in the consolidated financial statements.

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2008 and 2007

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

US GAAP also requires disclosure of the facts and circumstances which support the realizeability of deferred tax assets. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the recognized deferred tax assets. The deferred tax assets generated in Canada consist predominantly of federal exploration tax credits and future deductions for reclamation costs. The deferred tax assets from Australia consist mainly of temporary differences associated with tax losses.

The Canadian federal exploration tax credits may be carried forward 20 years or back 3 years to reduce any taxes payable. Tax deductions for reclamation costs will be permitted when the expenditures are incurred. The Corporation has prepared a life of mine projection which supports the recognition of the benefit of these tax deductions.

The Corporation has a significant amount of British Columbia mineral tax credits, which are specific to the income-generating asset and can be applied indefinitely against income for mineral tax purposes related to the Kemess South mine. The Corporation believes that it is not likely that Kemess will be required to pay mineral tax and has therefore recognized a full valuation allowance against this deferred asset.

The Corporation has a significant amount of capital losses for Canadian tax purposes which are available indefinitely to reduce taxes payable on future capital gains. The Corporation believes that future income from capital gains is not likely and has therefore recognized a full valuation allowance against this deferred tax asset.

The Australian tax losses can be applied indefinitely against taxable income earned by the Corporation’s Australian operations, which are taxed singularly as a consolidated tax group. Tax losses cannot be carried back to reduce prior year taxable income. The Corporation has prepared a life of mine projection which supports the recognition of the benefit of these loss carry-forwards.

F. Stock-Based Compensation

As of December 31, 2008, there was $3,155,000 (2007 - $3,900,000) of unrecognized stock-based compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of approximately 3.75 years (2007 – 3.73 years). The total intrinsic value of options exercised in 2008 and 2007 was $1,300,000 and $1,500,000, respectively. The aggregate intrinsic value of outstanding stock options was $8,000 at December 31, 2008 (2007 - $2,900,000). The aggregate intrinsic value of the exercisable options was $1,600 (2007 - $2,100,000).

G. Current Assets

Balance Sheet

For Canadian GAAP purposes, the Corporation combines all accounts receivables on the consolidated balance sheets. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of current assets based on their nature and materiality. The information with respect to receivables as required by US GAAP at December 31, 2008 and December 31, 2007 is as follows:

	December 31, 2008	December 31, 2007
Trade receivables	$7,737	$3,760
Unrealized gain on copper forward contracts	6,338	7,124
Lease and interest receivable	—	1,125
GST receivables	2,713	—
Other receivables	1,522	2,005
Total concentrate settlements and other receivables	$18,310	$14,014

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2008 and 2007

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

Statement of Cash Flows

Cash flows from receivables are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	2008	2007
Decrease (Increase) in trade receivables	$3,757	$(1,000)
Increase in lease and interest receivable	—	(256)
Increase in GST receivable	(1,268)	—
Decrease (Increase) in other receivables	761	(606)
	$3,250	$(1,862)

H. Current Liabilities

Balance Sheet

For Canadian GAAP purposes, the Corporation combines accounts payable and accrued liabilities on the consolidated balance sheets. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of payables and other current liabilities based on their nature and materiality. The information with respect to current payables and accrued current liabilities as required by US GAAP at December 31, 2008 and December 31, 2007 is as follows:

	December 31, 2008	December 31, 2007
Concentrate payable	$12,292	$—
Trade payables	18,089	5,860
Accrued liabilities	18,157	22,620
Payroll liabilities	7,455	2,211
Other payables	476	1,860
Total accounts payable and accrued liabilities	$56,469	$32,551

Statement of Cash Flows

Cash flows from accounts payables and accrued liabilities are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	2008	2007
Increase in concentrate payable	$12,292	$—
Increase (decrease) in trade payables	(1,220)	4,066
Increase (decrease) in accrued liabilities	(9,501)	2,097
Increase in payroll liabilities	2,220	403
Increase (decrease) in other payables	(1,727)	1.511
	$2,064	$8,077

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2008 and 2007

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

I. Shareholders’ Equity

Regulation S-X, Rule 5-02 requires various details related to common shares be disclosed on the face of the balance sheet. This includes the title of issue and number of shares authorized, the par value of authorized shares, and the number of shares issued or outstanding. For Canadian GAAP purposes, the title of issue and number of shares authorized and their par values are disclosed in Note 15 of the consolidated financial statements for the year ended December 31, 2008 included in the 2008 Annual Report on Form 40-F. The number of shares outstanding is reported in the consolidated statement of shareholders’ equity.

J. Interest Income and Expense

Interest income is reported net of interest expense for Canadian GAAP purposes. The gross amount of interest income and interest expense for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Interest Income	$9,265	$17,610
Interest Expense	(2,328)	(486)
	$6,937	$17,124

K. Financial Instruments

In 2006, FASB issued Statement 157 “Fair Value Measurements” (“FAS 157”). The statement defines fair value, establishes a framework for measuring fair value and expands disclosures currently required by other accounting standards. The provisions of this statement were adopted January 1, 2008.

In February 2008, the FASB issued Staff Position No. 157-2 “Effective Date of FASB Statement No. 157” which was effective upon issuance. The position delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities to January 1, 2009, except for items that are disclosed at fair value in the financial statements.

On October 10, 2008, FASB issued Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”. The position clarifies the application of FASB Statement No. 157, “Fair Value Measurements”, in a market that is not active. The position is effective upon issuance. The Corporation has determined that the position does not have an effect on the measurement of its financial assets, but does require more detailed disclosures, which have been included below.

FAS 157 established a fair value hierarchy that prioritizes the inputs into the valuation techniques used to measure fair value. The three levels of the fair value hierarchy under FAS 157 are described as follows:

Level 1- Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active , or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table outlines the Corporation’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2008 and 2007

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

	Fair value at December 31, 2008
	Total	Level 1	Level 2	Level 3
Assets:
Unrealized gain on copper forward contracts	$37,134	$—	$37,134	$—
Auction rate securities	39,291	—	—	39,291
Equity investments	131	131	—	—
Liabilities:
Metals payable	12,292	—	12,292	—

The Corporation’s copper forward contracts are valued based on current forward prices for the residual maturity of the contracts and, when in a gain position, discounted using the 12 month LIBOR rate plus a risk premium for the counterparty. Because the inputs are derived from observable market data, the copper forward contracts are classified as Level 2.

The Corporation’s auction rate securities are valued using a valuation technique that incorporates a number of variables, including the probability of future defaults, the potential impact of events in the global financial markets, the relative seniority of each ARS within the capital structure of the issuer, the credit circumstances of the financial guarantors, and the value of investments and reserves held by the issuers. Since there is not an active market for ARS and the securities have little price transparency, they are classified as Level 3.

The Corporation’s equity investments are classified as Level 1 as they are valued based on quoted bid prices in active markets.

The Corporation recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of the provisional payment from the buyer. The provisional payment is based on average metal prices from the previous month. The final prices of concentrate sales are determined by quoted market prices in a period subsequent to the date of sale. At period-end, the Corporation revalues its unsettled revenues using quoted forward rates based on the month of expected settlement. Because the inputs are derived from observable market data, concentrate receivables and payables are classified as Level 2.

A summary of the changes in the fair value of the Corporation’s Level 3 financial assets (auction rate securities) for the years ended December 31, 2008 and 2007, are as follows:

	2008	2007
Balance, beginning of year	$69,397	$77,600
Redemption of ARS	—	5,000
Temporary impairment recorded in accumulated other comprehensive income	(9,796)	(3,203)
Other than temporary impairment recognized in earnings	(20,310)	—
Balance, end of year	$39,291	$69,397

In 2007 FASB issued Statement 159 “The Fair Value Option for Financial Assets and Liabilities”. The statement allows entities to choose to measure many financial instruments and other items at fair value. These statements are effective for fiscal years beginning on or after November 15, 2007. The Corporation did not elect the fair value option for any of its financial assets or liabilities, and therefore the adoption of this statement had no impact on the consolidated financial statements.

L. Significant Risks and Uncertainties

US GAAP requires the disclosure of concentrations of labour subject to collective bargaining agreements (“CBA”).

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2008 and 2007

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

All hourly employees at the Kemess South mine are members of the International Union of Operating Engineers (Local 115) who are covered by a CBA and account for 73% of Kemess employees. On April 8, 2008, a new three-year collective agreement was ratified, replacing the previous three-year deal which expired December 31, 2007.

The terms of employment for all hourly employees at the Stawell Gold mine are covered by a collective agreement which is negotiated by the Corporation and a committee of employees and a bargaining agent from the Construction, Forestry, Mining and Energy Union (“CFMEU”). The Employee Collective accounts for 63% of Stawell employees. On September 26, 2008, a new three-year collective agreement was ratified by the Employee Collective, replacing the previous three-year deal which expired on September 28, 2008.

The terms of employment for all hourly employees at the Fosterville Gold mine are covered by a series of employment agreements, dependent on the time that an employee began with the mine. When Northgate transitioned to owner-mining, Fosterville developed a collective agreement applicable to all employees who transitioned as part of the process. These employees represent 49% of Fosterville employees. The Corporation is currently in negotiations to structure a new collective agreement for all hourly employees at Fosterville.

In total, 61% of Northgate employees are subject to CBA’s.

M. Pro-Forma Financial Information

US GAAP requires certain pro-forma disclosures in the year that a business combination occurs. The pro-forma revenues, net earnings, and basic net earnings per share, had the Perseverance acquisition occurred on January 1, 2008 and January 1, 2007, are as follows:

	2008	2007
Pro-forma revenues	$487,727	$467,375
Pro-forma net earnings	6,840	22,472
Pro-forma basic earnings per share (basic)	0.03	0.09

NORTHGATE MINERALS CORPORATION

Supplementary Note
Reconciliation to United States Generally Accepted Accounting Principles
Years ended December 31, 2008 and 2007

(All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.)

N. Recent Accounting Pronouncements in the United States

In 2007 FASB issued Statement 160 “Noncontrolling interests in Consolidated Financial Statements – and amendment of ARB No. 51”. The statement establishes accounting and reporting standards that require ownership interests in subsidiaries other than the parent to be clearly presented in the statement of financial position within equity, but separate from the parent’s equity, and the amount of consolidated net earnings (loss) attributable to the parent and the noncontrolling interest be clearly presented on the face of the consolidated statement of operations and comprehensive income (loss). It also provides guidance with respects to accounting for changes in ownership interests and required disclosures that clearly distinguish between interests of the owners and the noncontrolling interests. This statement is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively, except for presentation and disclosure requirements which are to be applied retrospectively. The Corporation does not expect this statement to impact the consolidated financial statements.

In 2007 FASB issued Statement 141R “Business Combinations”, which replaces Statement 141, “Business Combinations”. The statement establishes principles and requirements for how the acquirer: recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and has disclosure requirements with respects to the effects of the business combination. This statement is effective for fiscal years beginning on or after December 15 on a prospective basis. The statement will not impact the Corporation’s current consolidated financial statements. The Corporation will adopt the requirement of the statement for any future business combinations.

In June 2008, the Emerging Issues Task Force issued EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" in which they reached a conclusion that an equity-linked financial instrument would not be considered indexed to the Corporation’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. The determination of whether an equity-linked financial instrument is indexed to an entities own stock is not affected by the currency or currencies in which the underlying shares trade. This guidance is effective beginning for financial statements beginning on January 1, 2009. The Corporation has determined that the application of EITF 07-05 does not result in a material adjustment for US GAAP purposes.

During the year, FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”. The statement requires enhanced disclosures about and entity’s derivative and hedging activities and their effect on the entity’s financial position, financial performance and cash flows. The statement is effective for fiscal years beginning after November 15, 2008. The Corporation is in the process of assessing the impact of this statement on the consolidated financial statements.

During the year, FASB issued Statement 162 “The Hierarchy of Generally Accepted Accounting Principles”. The statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of the financial statements. The statement became effective in November of 2008. The Corporation has determined that this statement does not affect the consolidated financial statements.